UNITED FINANCIAL BANKING COMPANIES, INC.

Exhibit 21 — Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction under laws of which organized	Percent of Voting Security owned by Immediate Parent
The Business Bank	Virginia	100%
The Business Bank Insurance Agency, Inc.	Virginia	100%
Business Venture Capital, Inc.	Virginia	100%
United Title LLC	Virginia	100%
United Facilities LLC	Virginia	100%